Mail Stop 6010
Via Facsimile and U.S. Mail

April 10, 2008

Mr. Andrew Baker
Chairman and Chief Executive Officer
Life Sciences Research Inc.
401 Hackensack Avenue
Hackensack, NJ 07601

      Re: Life Sciences Research Inc.
              Form 10-K for Fiscal Year Ended December 31, 2005
              Filed on March 16, 2006
              File No. 001-32615

Dear Mr. Baker:

      We have completed our review of your Form 10-K and have no further comments at this time.

              Sincerely,

              Carlton E. Tartar
              Branch Chief